TRANSGLOBE ENERGY CORPORATION ANNOUNCES
SIGNING OF NEW CONCESSION AGREEMENTS IN EGYPT

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, November 8, 2013 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce the signing of agreements for the four new Production Sharing Concessions in Egypt. All dollar values are expressed in United States dollars unless otherwise stated.

ARAB REPUBLIC OF EGYPT

NEW CONCESSIONS - EGPC BID ROUND

TransGlobe signed the four Production Sharing Concession agreements (“PSC”), won in the EGPC bid round in 2011/2012, at an official signing ceremony with the Ministry of Petroleum held on November 7, 2013. These new concessions add approximately 800,000 net acres to TransGlobe’s land holdings in Egypt and brings the total number of TransGlobe Egyptian PSCs to eight (seven are operated).

The Company has committed to $101.1 million of expenditures on the new blocks over the next three years. The total commitment includes $40.6 million in signature bonuses that were settled through an offset to TransGlobe’s outstanding accounts receivable with the government of Egypt. Each concession consists of an initial three-year exploration period with the provision for two extension periods of two years each for a total exploration period of seven years.

“TransGlobe is extremely excited about the potential to grow our base of operations materially over the next few years in Egypt. The Northwest Gharib concession, which surrounds all of our Eastern Desert production, is expected to be the cornerstone of that growth. The Southeast Gharib and Southwest Gharib concessions, which are situated directly south of our current operations, should provide lower risk exploration opportunities in the coming years. The South Ghazalat concession in the Western Desert abuts the recent condensate discovery (see Operations Update 10/01/13) and should provide some additional exploration opportunities as well. TransGlobe commends the Egyptian Ministry of Petroleum for making the ratification of these concessions a top priority of the new administration”, stated Ross Clarkson, President and CEO.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA. TransGlobe’s convertible debentures trade on the Toronto Stock Exchange under the symbol TGL.DB.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Investor Relations
Scott Koyich
Telephone: 403.264.9888
Email: investor.relations@trans-globe.com

Web site: http://www.trans-globe.com